UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First half results for 2007

BBVA increases net profit 20.4% to €2.6 bn excluding extraordinary items

BBVA launches a strategic innovation and transformation plan to expand its customer base by 20% (adding 8.5 million customers) and to lower the ratio to 35% by 2010

Main margins and profit in the second quarter are the highest ever in the
Group’s history

Ø      BBVA's operating profit before non-recurrent items in the first half
20.2% compared to 2006, to €4.87 billion, thanks to strong growth of recurrent revenues

Ø      The Group’s cost/income ratio recorded an important advance, improving
41.6%, compared to 44.3% in the first half of 2006

Ø      BBVA continues to lead European banks in terms of profitability, with return on equity (ROE) at 31.5%, and return on assets (ROA) at 1.28%

Ø      Spain & Portugal increased operating profit 20.6% to €2.02 billion and net attributable profit rose 28.3% to €1.17 billion

Ø      Global Businesses recorded strong growth in operating profit, which rose
31.2% to €658m and net attributable profit increased 5.7% to €451m

Ø      In local currencies Mexico & USA increased operating profit 26.5% to
€1,783m and net attributable profit climbed 25% to €949m

Ø      South America increased operating profit 25.7% to €699m and net attributable profit rose 22.7% to €326m

In the year to June, BBVA generated €2.62 billion in net attributable profit before non-recurrent items. This was 20.4% higher than the same period last year. A sharp rise in recurrent revenues pushed profit and the Group’s main margins to record highs in the second quarter. In the first half operating profit grew steadily at 20.2% to €4.87 billion. Efficiency (measured by the cost/income ratio) improved from 44.3% to 41.6% and return on equity stands at
31.5%, ahead of other European banks.

At the end on the first half BBVA has once again demonstrated its capacity to generate profitable growth in a recurrent manner. It has just launched an innovation and transformation plan to carry this strategy forward. The plan pursues ambitious goals for 2010, improving productivity 15%, lowering the cost/income ratio to 35% and increasing the customer base by 20% – adding 8.5 million between Spain, Mexico and South America. At the same time, the Group will continue to push ahead with its growth strategies in the USA and Asia.

Halfway through 2007, BBVA has again demonstrated its considerable ability to generate recurrent earnings in all business areas. It has achieved important improvements in key management indicators, boosted organic growth plans through innovation and set ambitious goals in terms of productivity and efficiency.

At the same time, BBVA remains committed to its Asian development plans through the agreement with CITIC Group and the first BBVA board meeting in Beijing in
June. Furthermore, it hopes to move the acquisition of Compass Bancshares forward to the third quarter of this year and start integration of its US banks ahead of the initial calendar.

After including extraordinary items net attributable profit in the year to June rose 1.1% to €3.37 billion. However this is not indicative of the outlook for the full year because of considerable profit on non-recurrent operations in the first half of 2006. In the second half last year the impact of non-recurrent items was negative. Therefore the comparison of earnings centres on the figures before non-recurrent items.

In the second quarter of 2007 the business volumes and earnings of the BBVA
Group maintained their high cruising speed. Strong marketing at all units resulted in higher volumes of business and sharp growth in recurrent revenues.
This further improved the cost/income ratio and was the main driver of profit and net attributable profit.

The most relevant financial aspects of the Group’s performance and strategy in the second quarter and first half of 2007 are summarised below:

Ø      The extraordinary general meeting of shareholders, held in Bilbao on
June, approved a capital increase by issuing 196 million new ordinary shares to be used for the acquisition of Compass Bancshares Inc. The operation has been authorised by the US Federal Reserve, by the State of Alabama and by the Bank
Spain. Furthermore on 8th August, Compass will hold its annual general meeting at which its board of directors will propose acceptance of BBVA’s offer.

Ø      The BBVA Group announced a strategic innovation and transformation plan.
Under the slogan “Something new every day” it plans to create value through innovation, distinguishing the Group from its competitors in all the markets in which it operates. The plan will finish in 2010 and the main goals are of the customer base and improvements in productivity and efficiency.

Ø      China CITIC Bank (CNCB) has been listed on the stock exchange at a price higher than the cost of BBVA’s 4.83% holding. At the end of June, the Group enjoys capital gains of €400 million in its investments in CITIC Group.

Ø      BBVA will own a new corporate headquarters in Madrid. From 2010 onwards it will house 6,500 employees who are presently dispersed in ten separate buildings, improving efficiency. The project entails the sale of four buildings owned by BBVA and the second quarter profit and loss account includes €235m capital gains.

Ø      The quarter’s accounts contain a €200m charge for the promised contributions to the BBVA Microcredit Foundation. Its goal is to promote accesses to credit to the under-developed communities of Latin America.

Ø      The net effect of the non-recurrent items mentioned in the last two points is additional net attributable profit of €54m in the second quarter of
2007. This complements €696m of capital gains from Iberdrola obtained in the first quarter. Furthermore in the second quarter of 2006 capital gains from the sale of holdings in Repsol, BNL and Andorra contributed €1,157m of net attributable profit after tax. The remarks below exclude these one-time operations unless otherwise stated because that provides a better picture of
Group's underlying performance.

Ø      Despite BBVA's active management of structural exchange-rate risk, the effect of variations in exchange rates in the Americas against the euro was negative. However, their impact was less than the first quarter (as foreseen in the previous quarterly report).

Ø      Net attributable profit in the second quarter of 2007 came to €1,369m
(excluding non-recurrent items), rising 18.1% over last year’s figure of for the same period. The increase would be 20.0% at constant exchange rates.
This result is supported by operating profit, which grew 19.2% to €2,522m (up
21.7% at constant rates).

Ø      It should be noted that in the second quarter of 2007 all the main margins and the profit figures on the income statement set new all-time records.

Ø      As a result net attributable profit for the first half came to €2,624m, an increase of 20.4% over last year’s €2,179m for the same period (up 25.0% at constant exchange rates). Earnings per share came to €0.74, a rise of 14.9%
compared to €0.64 for the first half of 2006, and ROE stands at 31.5% (lower than the 35.8% in the same period of last year due to the November capital increase). Including non-recurrent items, net attributable profit is €3,374m, earnings per share are €0.95 and ROE is 36.0%.

Ø      The increase in net profit is the result of solid operating profit. In the year to June it grew 20.2% to €4,872m (up 25.1% at constant exchange
The impact of items on the lower part of the income statement was negligible.

Ø      Operating profit was supported, in turn, by the growth of recurrent income. Net interest income was up 13.9% (thanks to higher volume and to widening spreads). Net fee income and insurance income rose 7.4% and ordinary revenues increased 13.8%.

Ø      Operating expenses including depreciation grew more slowly, at 7.4%, and therefore the cost/income ratio improved to 41.6% (44.3% in the first half last year). This ratio improved in all business areas.

Ø      The quality of BBVA’s loan portfolio remains high. The non-performing loan ratio stands at 0.86%, compared to 0.82% at the same point last year. The slight rise is due to the greater weight of consumer finance, credit cards and
SMEs because this type of lending is more profitable but more susceptible to default. The coverage ratio remains high, at 253.8%. At 30-Jun-07 total funds amount to €7,407m, of which €5,310m are generic provisions (€4,305m a earlier).

Ø      The Group’s capital base continues to reflect the high level of capital adequacy. Core capital stands at 6.2% (6.2% at 31-Mar-07 and 6.0% at
Tier I capital is 7.8% and the BIS ratio is 11.8%.

Ø      On 10th July a first interim dividend of €0.152 per share was paid against 2007 results. This is an increase of 15.2% compared to the first dividend paid in 2006.

Ø      In the Spain and Portugal Area lending rose 15.5% and customer funds increased 7.1%. Helped by the improvement in spreads, net interest income increased 13.7%. Other revenues also performed well, the recent innovative products in particular (insurance, derivatives, etc), and expenses remained under control (up 2.1%). This led to a new improvement in the cost/income ratio and operating profit rose 20.6%. Net attributable profit rose 28.3% to €1,172m.

Ø      Earnings in the Global Businesses Area were also based on strong revenues. The figure that best reflects this area’s performance is ordinary revenues, which increased 28.6% year-on-year (with high growth in lending and customer funds). Operating profit rose 31.2%. Net attributable profit came to
€451m (up only 5.7% year-on-year due to sale of equity holdings in 2006).

Ø      In the Mexico and USA Area, the dominant factor was net interest income.
At constant exchange rates, this grew 29.8%, helped by increases in lending and customer funds (up 39.5% and 21.9%, respectively, in local currencies). The improvement in customer spreads also contributed. After adding other income, ordinary revenues rose 24.2%, outpacing the rise in expenses, and thus the cost/income ratio improved and operating profit increased 26.5%. This offset higher provisions linked to the increase in lending and net attributable profit thus came to €949m for the first half (up 25.0% at constant exchange rates).

Ø      In the South America Area, business grew faster (loans were up 35.2% and customer funds increased 23.1% in local currencies). This helped net interest income to rise 28.3% at constant rates. Aided by net fee and insurance income
(up 16.3%), it pushed operating profit up 25.7% and net attributable profit
22.7% to €326m.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of
“safe harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,”
and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc.
(“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties.
number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission
(“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.
Readers are referred to BBVA’s and Compass’s most recent reports filed with the
SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on
Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the
BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The
Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE
PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT
PROPOSED TRANSACTION.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at
www.sec.gov, from BBVA’s Investor Relations department or from Compass’s
Investor Relations department.  BBVA has also filed certain documents with the
Spanish Comisión Nacional del Mercado de Valores in connection with its June
2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007, and information regarding Compass’s directors and executive officers is available
Compass’s proxy statement for its 2006 annual meeting of shareholders, which filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration
Statement and in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/25/2007	By:	JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	AUTHORIZED REPRESENTATIVE OF BBVA